UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____June 2008_______

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: June 4th, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Announces Farmout of PEP 38524

Wellington, New Zealand – June 4, 2008 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announces that it has farmed down an 80 percent interest in PEP 38524, offshore Tasman Bay, to Australian Worldwide Exploration Limited (ASX:AWE). In return AWE has undertaken to fully fund acquisition of some 350km of 2D seismic within the permit. The farmout is subject to approval of a revised work programme by the Ministry of Economic Development.

On commenting on the farmout, Chief Executive Thom Jewell said “Austral Pacific is very pleased to have such an experienced explorer and developer of oil and gas resources enter into and contribute to the ongoing exploration of the permit”.

“AWE has taken on operatorship of the permit and will conduct seismic acquisition as well as any drilling that may be undertaken on behalf of the joint venture”, said Mr Jewell.

PEP 38524 covers some 2,187 sq km and is situated west of D’Urville Island. The area is interpreted to form an extension of the South Taranaki Basin, which includes the Kupe South and Maari oil and gas fields.

Mr Jewell noted that Austral Pacific is still very much at the exploration phase with the permit and that developing the D’Urville permit is in keeping with its strategic plan of having a diverse portfolio of producing assets and material exploration plays.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.